Höganäs

RECEIVED

2010 MAY -7 A 8:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 23, 2010

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA


10015663

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)



Christel Hübinette

Encl. Interim Report January – March 2010



Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com

Höganäs

INTERIM REPORT

1 January – 31 March 2010

First quarter 2010 (compared to corresponding period of previous year)

- Net sales were MSEK 1,548 (916) in the quarter, up 69% year on year. Sales volumes were 93% higher. Demand conditions continued to improve on all markets and sales volumes in Asia and South America more than doubled.
- Operating income was MSEK to 282 (-111) and income after tax was MSEK 207 (-90). Volume increases and positive effects of cost savings had a positive effect on income.
- Earnings per share for the quarter were SEK 5.94 (-2.58).
- Cash flow from operating activities was MSEK 94 (142).
- In the quarter, the net debt/equity ratio multiple reduced to 39% from 43%.
- The outlook has improved somewhat. The Asian and South American markets are strong, and a gradual improvement, although at an uncertain rate, is expected in North America. However, the assessment is that the underlying demand in Europe remains weak.

CEO's comments — first-quarter: strong growth in Asia, positive income performance and advances in the surface coating segment

The Asian and South American markets remained strong in the first quarter. Sales volumes in China and India reached all-time-high level. Demand conditions in 2010 are uncertain, primarily in terms of Europe. We are especially pleased that we have been able to retain a sharp cost focus throughout the sales recovery of the past six months. This is also reflected in our income improvement in the first quarter.

Our research and development initiatives paid off in the quarter with results including a successful collaboration in laser surface coating for ship repairs. This opens new markets for our surface coating powders, and demonstrates the know-how Höganäs has accumulated in the laser surface coating segment.

Income highlights

MSEK	First quarter 2010	First quarter 2009	Last 12 months	Full year 2009
Net sales	1 548	916	5 203	4 571
Operating income	282	-111	691	298
Operating margin, %	*18,2*	*neg*	*13,3*	*6,5*
Earnings before tax	274	-119	664	271
Tax	-67	29	-161	-65
Net income	**207**	**-90**	**503**	**206**
Earnings per share before dilution, SEK	5,94	-2,58	14,43	5,92
Earnings per share after dilution, SEK	5,94	-2,58	14,43	5,92
Return on capital employed, % (12 months)	-	-	*16,4*	*7,2*

Business areas

Net sales, MSEK	First quarter 2010	First quarter 2009	Last 12 months	Full year 2009
Components	1 164	604	3 852	3 292
Consumables	384	312	1 351	1 279
Total	**1 548**	**916**	**5 203**	**4 571**

Operating income, MSEK	First quarter 2010	First quarter 2009	Last 12 months	Full year 2009
Components	213	-91	485	181
Consumables	69	-20	166	77
Group items[1]	-	-	40	40
Total	**282**	**-111**	**691**	**298**

Operating margin, %	First quarter 2010	First quarter 2009	Last 12 months	Full year 2009
Components	18,3	*neg*	12,6	5,5
Consumables	18,0	*neg*	12,3	6,0
Total	**18,2**	***neg***	**13,3**	**6,5**

[1] Sale of CO_2 rights.

Sales by geographical region

Net sales, MSEK	First quarter 2010	First quarter 2009	Last 12 months	Full year 2009
Europe	524	317	1 757	1 550
America	467	306	1 510	1 349
Asia	567	293	1 936	1 672
Total	**1 558**	**916**	**5 203**	**4 571**

Höganäs in brief

Höganäs AB is the world's leading producer of iron and metal powders. Building on its clear vision of the possibilities of powder to improve efficiency, the consumption of resources and environmental impact across a raft of segments, the company has developed in-depth application skills.

Thus Höganäs can help create the automotive components, white goods, water and exhaust treatment products of the future in collaboration with its customers. Founded in 1797, the company had sales of MSEK 4,571 in 2009, and is quoted on NASDAQ OMX Stockholm's Mid Cap List.

For more information, visit our website: www.hoganas.com.

Group progress

NET SALES AND VOLUME

Net sales and volume by quarter


MSEK
Ton
1 800
1 500
1 200
900
600
300
0
120 000
100 000
80 000
60 000
40 000
20 000
0
05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2 09/Q4
Volume
Net Sales

Volumes


R12 Ton
Ton
500 000
450 000
400 000
350 000
300 000
250 000
200 000
150 000
100 000
50 000
0
120 000
100 000
80 000
60 000
40 000
20 000
0
05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2 09/Q4
Volume
Volume, rolling 12 months

Metal prices


USD/ton
USD/ton
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
900
800
700
600
500
400
300
200
100
0
06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3 10/Q1
Nickel
Steel scrap

Exchange rates


SEK
SEK
12
10
8
6
4
2
0
05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2 09/Q4
USD/SEK
EUR/SEK
100 JPY/SEK

First quarter 2010

Net sales in the first quarter were MSEK 1,548 (916), up 69% year on year. The effect of higher sales volume was offset somewhat by negative currency effects of -11%.

Overall, metal price surcharges were somewhat lower than in the corresponding period of 2009. Market prices of the most important metals rose gradually in 2009. However, metal price surcharges on some metals remained very high in the first quarter 2009 because the price fall began late in the fourth quarter 2008, on molybdenum for example. General price increases over and above metal price surcharges were not made in the first quarter 2010. Some positive pricing effect compared to the previous year was still achieved because price increases in 2009 were not fully implemented in the first quarter 2009.

Sales volumes increased 93% on the first quarter 2009, when volumes fell very heavily in January-February. Volumes were also higher compared to the fourth quarter 2009, and the volume improvement was apparent on most markets. For the group overall, sales volumes were up 12% on the fourth quarter 2009, and down only 4% on the first quarter 2008, prior to the financial crisis.

Progress in Asia remains strong. In China and India, sales volumes for the quarter were the highest ever. In Southeast Asia and North and South America, volumes were up on the first quarter 2008, and the sequential sales growth compared to the fourth quarter 2009 was very high. In Europe, sales volumes were significantly higher than the first quarter 2009 and somewhat higher than the fourth quarter but significantly lower than the first quarter 2008.

Höganäs judges that market conditions have stabilised, and that activity levels were high in the first quarter right through the value chain, especially in Asia and South America. In Europe, the positive effect of stimulus packages remained significant in the first quarter. The effect of discontinued car scrapping premiums has been less than expected so far, and countered to some extent by increased discounting from car producers or resellers. Conditions on export markets also improved, triggering volume gains for the European export industry.

INCOME AND RETURNS

Gross profit by quarter



MSEK
SEK/ton
500
450
400
350
300
250
200
150
100
50
0
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2 09/Q4
Gross profit, MSEK
Gross profit per tonne, SEK

Gross profit per ton



SEK/ton
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2 09/Q4
Gross profit, SEK/tonne rolling 12 months
Gross profit per tonne, SEK

Operating income by quarter



MSEK
MSEK
800
700
600
500
400
300
200
100
0
-100
-200
05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2 09/Q4
Operating profit
Operating profit, rolling 12 months

Returns



30%
25%
20%
15%
10%
5%
0%
05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2 09/Q4
Return on capital employed
Target return on capital employed

First quarter 2010

Gross profit was MSEK 454 (70). Higher sales volumes and cost savings resulted in significantly higher gross profit than the previous year. The additional contribution from higher sales volumes was some MSEK 370. Increased production volumes continued to enable improved cost absorption, also compared to the fourth quarter 2009. Combined with a sharp cost focus, this resulted in significantly higher gross margins than in the previous year.

Rising metal prices resulted in negative metal hedging earnings. Because this is allocated with the rate of inventory turnover, the income effect in the quarter was insignificant. Higher sales volumes than forecast meant that metal hedging levels were below 100%, and not all metals are hedged, such as molybdenum and cobalt. Overall, this resulted in some inventory gains. Earnings from metal hedges were also marginal in the first quarter 2009. However, the rate of inventory turnover was much lower than normal, implying that relatively high metal costs were charged to income for the first quarter 2009.

Exchange rates in the first quarter were less favourable than in the previous year because the Swedish krona appreciated significantly in 2009. Earnings from forward contracts on currencies were positive in total, at MSEK 30 (-63) while the cash flow effect was negative. The revaluation of short balance sheet positions was negative due to appreciation of the Swedish krona against the euro in the first quarter. Höganäs estimates that the total currency effect, i.e. on gross profit and other operating items, improved income by some MSEK 30 year on year. Other operating income and operating expenses were MSEK 0 (-40) overall.

Operating income was MSEK 282 (-111). First-quarter operating margin was 18.2% (-12.1), a continued improvement quarter on quarter primarily due to better absorption of fixed costs.

Income before tax was MSEK 274 (-119). Income after tax was MSEK 207 (-90).

Return on capital employed

Return on capital employed for the past 12 months was 16.4% (5.4). Returns continued to improve despite some increase in capital tied up, caused by higher sales. The income improvement had a substantial positive effect on returns.

Progress of Höganäs' business areas

COMPONENTS

The Components business area, which represents some 70% of consolidated sales, covers all powder that is refined into components. Höganäs delivers high-grade metal powder that is refined into components in finished, or semi-finished, form by component producers. In turn, they deliver their components through product or system producers, or directly to OEMs (Original Equipment Manufacturers).

MSEK	First quarter 2010	First quarter 2009	Last 12 months	Full year 2009
Net sales	1 164	604	3 852	3 292
Operating income	213	-91	485	181
Operating margin, %	*18,3*	*neg*	*12,6*	*5,5*
Assets	3 708	3 546	3 708	3 524
Liabilities	680	620	680	548
Investments	39	57	39	193
Depreciations	47	50	47	215
Write-downs	-	-	-	23

Sales

Net sales for the quarter were MSEK 1,164 (604) up 93% year on year.

The net sales increase was mainly caused by higher sales volumes, +111%, while currency effects had a negative impact.

Demand conditions were consistently stable in the first quarter. Compared to the weak first quarter 2009, sales volumes were significantly higher in all regions. The only region where sales volumes remained significantly lower than previous highs was Europe.

In Europe, volumes were up 8% in the first quarter compared to the previous quarter, the fourth quarter 2009. No reduction in demand was noted in any country.

Höganäs judges that the sales reduction in the German automotive industry has been smaller than expected so far, which meant relatively high rates of production for many subcontractors, and the need for further inventory build-ups to restore normal inventory levels. Production rates of component producers increased quarter on quarter due to improved export markets.

In Asia, Höganäs' sales volumes were up 13% quarter on quarter, i.e. on the fourth quarter 2009. The sequential upturn in China continued despite a negative calendar effect of the Chinese New Year, which resulted in the loss of one week of sales. Activity levels were high throughout the Chinese component production industry, in the automotive and tool industries, and other machinery manufacture. In Japan, the rate of production of the component manufacturing industry was comparable with the fourth quarter 2009, i.e. 15-20% below the highest level of 2008. The focus of Japanese producers is to increase production in China and Southeast Asia. In other Asian countries, sales rose markedly in sequential terms, led by Korea and India. Höganäs' customers' rate of production in Korea was favoured by the successes of the Hyundai/Kia group on export markets. Growth in India continued, positively affected by high demand in the automotive industry in the first quarter. Car sales were strong in the first quarter, ahead of higher taxation and new emission standards, which come into effect in April.

A new sales record was set in South America due to growth in the automotive industry and compressor manufacture. The automotive industry recovery continued in North America, and among other component producers. Vehicle sales rose and inventory levels were relatively low. Höganäs' sales volumes in North America were down only 4% from the previous record from the first quarter 2008.

Income

Operating income for the quarter was MSEK 213 (-91) and operating margin was 18.3% (-15.1).

Higher sales volumes had a substantial additional contribution and very positive absorption of fixed costs. Cost savings implemented had a positive impact on income, while appreciation of the Swedish krona had a negative impact. The income comparison on the first quarter 2009 was affected by income then being heavily reduced by hedging gains/losses from previous long euro currency hedging. Additionally, the first quarter 2009 was subject to relatively high metal costs because the rate of inventory turnover then was far lower than normal.

CONSUMABLES

The Consumables business area, which represents some 30% of consolidated sales, covers those powders used in processes like brazing, welding and surface coatings, and in the chemical and metallurgical process industries. Höganäs' customers include producers of welding materials, users of brazing and surface coating technologies and producers of food and animal feed.

MSEK	First quarter 2010	First quarter 2009	Last 12 months	Full year 2009
Net sales	384	312	1 351	1 279
Operating income	69	-20	166	77
Operating margin, %	*18,0*	*neg*	*12,3*	*6,0*
Assets	1 623	1 695	1 623	1 483
Liabilities	344	325	344	277
Investments	10	28	10	72
Depreciations	26	23	26	75
Write-downs	-	-	-	6

Sales

Net sales for the quarter were MSEK 384 (312), up 23% on 2009.

Volume expansion of 50% had a positive effect on sales, while product mix and exchange rate fluctuations had a negative effect.

Sales of oxygen absorption products and carrier cores (for printer toners) were stable in Asia. A continued slowdown of welding powder sales was apparent. Demand from the shipbuilding industry reduced and customers reduced their inventories. Seasonally low sales of hot bags in the first quarter caused sales volumes in Japan and Asia overall to reduce quarter on quarter, but significantly higher than the first quarter 2009.

A clear upturn in sales was apparent in Europe for the first time since 2008, due to some improvement of the manufacturing cycle. But sales levels were still significantly below the record levels of 2007.

A continuous recovery occurred quarter by quarter in South America, since the very weak first quarter 2009. The activity levels of customers with export-driven sales continued to increase despite strong exchange rates of the Brazilian real. Sales of iron powder for ferroniobium production (high-strength steel) were almost back at 2007 and 2008 levels. Sales of welding powder increased, driven by volumes for flux core wire production. In North America, sales volumes were the highest ever and most segments grew. Sales of powder for friction products rose despite the ongoing relocation of friction powder production from North America to Asia and Mexico.

Income

Operating income for the quarter was MSEK 69 (-20) and the operating margin was 18.0% (-6.4). In Consumables too, higher sales volumes were the primary cause of the income recovery.

Earnings from metal hedges were worse than for 2009. Rising prices of nickel and copper in the quarter resulted in losses being realised on forward contracts. However, these were allocated with the rate of inventory turnover, and accordingly, the income effect in the quarter was insignificant. Sales volumes above forecast meant that metal hedging levels were below 100%. Moreover, not all metals are hedged. Höganäs' overall view is that the net of losses on forward contracts and inventory gains was somewhat positive in the quarter.

The combination of a continued focus on cost control and rising sales volumes meant the margin improvement could continue. It is noteworthy that income for the first quarter 2009 was charged with some metal inventory losses and inventory impairment losses due to a low rate of inventory turnover.

Group highlights (in the reporting period)

FIRST QUARTER

Höganäs AB and Roussakis SA collaborating on a major laser surface coating project

Höganäs has supplied stainless metal powder for laser surface coating to Roussakis SA, a leader in ship repair. Roussakis SA conducted the successful repair of an 11 m long, 26 ton propeller shaft using the powder. This is probably the world's largest laser surface coating project yet. Normally, surface coating is not used on critical components in ship repair, but instead, new parts are fitted. Double surface coating using two different Surfit® stainless powders from Höganäs enabled an end-result that was harder than the base material, with impact strength three times higher. Because the process was completed with less smelting of the shaft material than in normal welding, there was no negative effect on the actual shaft during the process. Another advantage was that the cost of the repair was significantly lower than the cost of changing the shaft.

This project, regarded as highly successful, demonstrates the strength of this new technology. Thus, Höganäs is paving the way for new applications for its surface coating powders, for propeller shafts, crankshafts and other segments.

Other financial information

FINANCIAL POSITION

The equity/assets ratio was 51.8% at the end of the period, against 51.8% at year-end 2009. Shareholders' equity per share was SEK 80.76, against SEK 76.20 at the beginning of the financial year.

Consolidated financial net debt was MSEK 1,100 at the end of the period, down MSEK 49 on year-end. The net debt/equity ratio at the end of the period was a multiple of 39% against 43% at the beginning of the financial year.

Net financial income and expenses were MSEK -8 (-8). Interest rates remained low.

Cash and cash equivalents were MSEK 115 against MSEK 130 at the beginning of the financial year. Un-utilised credit facilities of MSEK 2,079 are additional, of which MSEK 1,418 consists of a five-year credit facility that matures in June 2010. A new three-year credit facility of approximately MSEK 1,700 (MEUR 175) has been arranged and runs from June 2010 onwards.

CASH FLOW

Cash flow from operating activities was MSEK 94 (142). The change in working capital had a positive effect on income of MSEK 177 in the period, due to a sales increase and metal price escalation.

Financing activities had a MSEK -59 (-68) effect on cash flow. Utilisation of confirmed credit facilities reduced by MSEK 25 in the period.

INVESTMENTS, DEPRECIATION AND AMORTISATION

Consolidated net investments in fixed assets were MSEK 49 (84). Depreciation and amortisation of fixed assets was MSEK 73 (73).

HUMAN RESOURCES

There were 1,497 employees at the end of the period, against 1,456 at the beginning of the year.

SHARE CAPITAL

On 31 March 2010, Höganäs' share capital was unchanged at SEK 175,494,660, divided between a total of 35,098,932 class A and B shares, all with a quotient value of SEK 5.00 per share.

RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Considering global market conditions in the automotive industry, this risk is highly relevant. Financial risks, primarily currency risks and metal price risks, are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2009, with the risk management section and Note 31 offering a more detailed review of the group's and parent company's risk exposure and risk management.

OUTLOOK

Overall, the outlook has improved somewhat compared to the assessment presented in the Year-end Report for 2009 on 9 February 2010. Demand conditions are strong in Asia and South America. Höganäs' judgment is that demand will continue to improve gradually in North America, but that the rate of the recovery is uncertain. The view is that underlying European market conditions remain weak. Additionally, a temporary downturn is anticipated in Europe in the second half-year 2010 as the various incentive schemes on the car market are now concluding. Accordingly, for the group overall, there is a risk that sales volumes for the second half-year are weaker than the first half-year 2010. Metal prices and exchange rates are expected to remain volatile, which will affect the progress of income.

The previous outlook statement read: "The very weak demand conditions in the fourth quarter 2008 and early-2009 have improved gradually from March onwards. Our judgment is that demand will continue to improve progressively in 2010, although the rate is highly uncertain. It would be reasonable for Asia and South America to be the markets where the recovery will be most apparent, led by strong domestic demand growth; in Europe, this will take longer. Progress in North America remains highly uncertain due to the prevailing uncertainty regarding the domestic automotive industry and its subcontractors. Metal prices and exchange rates are expected to remain volatile, which will affect the progress of income."

PARENT COMPANY

Net sales and income

As of 1 January 2010, the operations of parent company (Höganäs AB) changed so that they exclusively consist of group-wide operations, while the operational component consisting of Europe Region is operated in a separate subsidiary, Höganäs Sweden AB.

Due to this change, parent company net sales reduced significantly, and were only MSEK 1 (376). Sales to group companies were MSEK 1 (68).

Operating income in the period was a deficit of MSEK -78 (-31). Parent company income was negatively affected by the fact that the parent company now includes no material revenues, but only expenses.

Financial position

Investments in fixed assets were MSEK 7 (42). Parent company cash and cash equivalents were MSEK 2 at the end of the period, against MSEK 19 at the beginning of the financial year.

Significant transactions with related parties

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms and market pricing. There were MSEK 0 (68) of sales of goods to related parties, while purchases of goods from related parties were MSEK 0 (10). Outstanding receivables from related parties were MSEK 353 (1,640) at the end of the period, and liabilities to related parties were MSEK 922 (571). The parent company had guarantees of MSEK 258 (289) in favour of subsidiaries. MSEK 10 (19) of dividends were received from subsidiaries.

AGM

The AGM will be held at 3 p.m. on 26 April 2010 at, HB-hallen, Höganäs, Sweden.

The Board of Directors' and Nomination Committee's proposals to the AGM are stated at Höganäs' website, www.hoganas.com.

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU.

This Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). Revised IAS 1, Presentation of Financial Statements, has been applied from 1 January 2009. This change has implications including revenue and expenses previously reported directly in equity now being reported in a separate statement directly after the Income Statement. Pursuant to IFRS 8, segment disclosures should be presented based on management's perspective. Höganäs' segment information was already based on internal reporting as provided to the company management. One consequence is that Höganäs AB's division of segments has not changed from that previously presented pursuant to IAS 14. Otherwise, the accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the Accounting Principles section of the Annual Report for 2009.

This Report has not been subject to limited review by the company's Auditors.

FINANCIAL INFORMATION

The Annual General Meeting will be held on 26 April 2010
Second-quarter Interim Report, 20 July
Third-quarter Interim Report, 22 October

STREAMED PRESS CONFERENCE

Alrik Danielson, CEO and President, and Sven Lindskog, Chief Financial Officer, will present the Interim Report in a conference call at 10:30 a.m. on 21 April 2010.

The press conference will be streamed at: www.hoganas.com/Investor Relations/Conference Call. It is open to journalists, analysts and investors. Participants are welcome to call on +44 (0)207 162 0125.



Alrik Danielson
CEO and President

HÖGANÄS AB (publ)

Höganäs, Sweden, 21 April 2010

NB:

This information is mandatory for Höganäs to publish pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 9:00 a.m. on 21 April 2010.

FOR MORE INFORMATION

Please contact:
Alrik Danielson, CEO and President, +46 (0)42 33 80 00
Sven Lindskog, Chief Financial Officer, +46 (0)42 33 80 00

Consolidated Income Statement

MSEK	First quarter 2010	2009	Last 12 months	Full year 2009
Net sales	1 548	916	5 203	4 571
Cost of goods sold	-1 094	-846	-3 859	-3 611
Gross profit	**454**	**70**	**1 344**	**960**
Selling expenses	-69	-54	-240	-225
Administrative expenses	-77	-64	-290	-277
Research and development costs	-26	-23	-102	-99
Other operating income	21	37	53	69
Other operating expenses	-21	-77	-74	-130
Operating income	**282**	**-111**	**691**	**298**
Financial income	-	2	3	5
Financial expenses	-8	-10	-30	-32
Income after financial items	**274**	**-119**	**664**	**271**
Tax	-67	29	-161	-65
Net income	**207**	**-90**	**503**	**206**
Net income attributable to:				
Parent company's shareholders	207	-90	503	206
Minority interests	0	0	0	0
Total earnings for the period	**207**	**-90**	**503**	**206**
Earnings per share for the period				
Before dilution, SEK	5,94	-2,58	14,43	5,92
After dilution, SEK	5,94	-2,58	14,43	5,92
Average number of shares outstanding				
Before dilution ('000)	34 805	34 804	34 806	34 805
After dilution ('000)	34 805	34 805	34 805	34 805
Number of treasury shares at end of period ('000)	294	294	294	294
Average number of treasury shares ('000)	294	295	294	294

Consolidated Statement of Comprehensive Income

MSEK	First quarter 2010	2009	Last 12 months	Full year 2009
Net income	**207**	**-90**	**503**	**206**
Other comprehensive income				
Translation difference	-12	87	-263	-164
Hedging of currency risk in foreign operations	26	-33	284	225
Cash flow hedges	-22	35	139	196
Income tax relating to components of other comprehensive income	-41	19	-170	-110
Other comprehensive income	**158**	**18**	**493**	**353**
Earnings per share for the period				
Before dilution, SEK	4,54	0,52	14,16	10,14
After dilution, SEK	4,54	0,52	14,16	10,14
Other comprehensive income attributable to				
Parent company shareholders	158	18	493	353
Minority interests	0	0	0	0

Consolidated Balance Sheet - Summary

MSEK	31-Mar 2010	31-Mar 2009	31-Mar 2009
Intangible fixed assets	270	262	291
Tangible fixed assets	2 444	2 702	2 458
Financial fixed assets	187	216	181
Inventories	1 247	1 253	1 152
Short-term receivables	1165	831	906
Liquid funds	115	213	130
Total assets	**5 428**	**5 477**	**5 118**
Shareholders' equity	2 811	2 424	2 653
Long-term interest-bearing liabilities	1 129	1 955	1 142
Other long-term liabilities	412	370	378
Current interest-bearing liabilities	86	22	137
Other current liabilities	990	706	808
Total shareholders' equity and liabilities	**5 428**	**5 477**	**5 118**
Pledged assets	46	37	47
Contingent liabilities	78	66	81

Changes in Shareholders' Equity - Summary

MSEK	31-Mar 2010	31-Mar 2009	31-Mar 2009
Opening balance	2 653	2 406	2 406
Other comprehensive income	158	18	353
Dividends	-	-	-104
Redemption of minority share	-	-	-2
Total shareholders' equity and liabilities	**2 811**	**2 424**	**2 653**

Cash Flow Statement - Summary

MSEK	First quarter 2010	2009	Last 12 months	Full year 2009
Cash flow from operating activities before changes in working capital	271	-96	837	470
Changes in working capital	-177	238	-30	385
Cash flow from operating activities	**94**	**142**	**807**	**855**
Cash flow from investments activities	-49	-84	-194	-229
Cash flow from financial activities	-59	-68	-703	-712
Cash flow from the period	**-14**	**-10**	**-90**	**-86**
Liquid funds, operating balance	130	220	130	220
Exchange rate differences in liquid funds	-1	3	-8	-4
Liquid funds, closing balance	**115**	**213**	**32**	**130**

Key Indicators

MSEK	First quarter 2010	2009	Last 12 months	Full year 2009
Net sales	1 548	916	5 203	4 571
Operating income	282	-111	691	298
Operating margin, %	*18,2*	*neg*	*13,3*	*6,5*
Capital employed	4 026	4 401	3 797	3 932
Return on capital employed, % (latest 12 months)	*16,4*	*5,4*	*16,4*	*7,2*
Equity	2 811	2 424	3 040	2 653
Return on equity, % (latest 12 months)	*19,2%*	*6,1%*	*19,2*	*8,1*
Financial net debt	1 100	1 764		1 149
Debt/equity ratio, multiple	0,39	0,73		0,43
Interest coverage ratio, multiple	35,2	*neg*		11,0
Key figures per share [1]				
Earnings per share, SEK	5,94	-2,58	14,45	5,92
Shareholders´equity per share, SEK	80,76	69,64	87,34	76,20
Operating cashflow per share, SEK	2,70	4,08	23,27	24,57

[1] Based on 34 805 132 shares (34 805 132) which correspond to the number of shares outstanding per 31 March 2010 (31 March 2009), after dilution.

Quarterly Consolidated Income Statement - Summary

MSEK	2010 Q 1	Q 4	Q 3	Q 2	2009 Q 1	Q 4	Q 3	Q 2	2008 Q 1
Net sales	1 548	1 364	1 193	1 098	916	1 353	1 575	1 592	1 583
Cost of goods sold	-1 094	-982	-893	-890	-846	-1 223	-1 325	-1 252	-1 257
Gross profit	**454**	**382**	**300**	**208**	**70**	**130**	**250**	**340**	**326**
Selling- and administrative expenses	-146	-143	-115	-126	-118	-114	-110	-116	-110
Research and development costs	-26	-26	-25	-25	-23	-34	-32	-30	-26
Other operating income and expenses	0	0	-18	-3	-40	-14	23	38	6
Operating income	282	213	142	54	-111	-32	131	232	196
Net financial income and expenses	-8	-7	-7	-5	-8	-15	-19	-5	-5
Income before tax	274	206	135	49	-119	-47	112	227	191
Net income	**207**	**157**	**102**	**37**	**-90**	**-4**	**83**	**170**	**145**

Parent Company Income Statement*

MSEK	First quarter 2010	2009	Last 12 months	Full year 2009
Net sales	1	376	2 036	2 411
Cost of goods sold	0	-305	-1 594	-1 899
Gross profit	**1**	**71**	**442**	**512**
Selling expenses	-22	-22	-102	-104
Administrative expenses	-31	-30	-133	-132
Research and development costs	-25	-22	-94	-91
Other operating income and expenses	-1	-28	-8	-33
Operating income	**-78**	**-31**	**105**	**152**
Earnings on shares in group companies	10	19	11	20
Financial income and expenses, net	62	-8	98	28
Income after financial items	**-6**	**-20**	**214**	**200**
Appropriations	-	-	215	215
Earnings before tax	**-6**	**-20**	**429**	**415**
Tax	2	5	-108	-105
Net income	**-4**	**-15**	**321**	**310**
Depreciation for the period	5	35	117	147

Parent Company Statement of Comprehensive Income

MSEK	First quarter 2010	2009	Last 12 months	Full year 2009
Net income	**-4**	**-15**	**321**	**310**
Other comprehensive income				
Cash flow hedges	-12	34	145	191
Income tax relating to components of other comprehensive income	3	-9	-39	-51
Other comprehensive income	**-13**	**10**	**427**	**450**

Parent Company Balance Sheet - Summary*

MSEK	31-Mar 2010	31-Mar 2009	31-Mar 2009
Intangible fixed assets	43	67	120
Tangible fixed assets	104	1 265	1 164
Financial fixed assets	3 767	2 529	2 276
Inventories	-	514	495
Short-term receivables	153	442	528
Liquid funds	2	26	19
Total assets	**4 069**	**4 843**	**4 602**
Shareholders' equity	1 168	899	1 181
Untaxes reserves	694	910	695
Long-term interest-bearing liabilities	1 151	1 890	1 105
Other long-term liabilities	847	611	904
Short-term interest-bearing liabilities	71	-	79
Other current liabilities	138	533	638
Total shareholders' equity and liabilities	**4 069**	**4 843**	**4 602**
Pledged assets	10	10	10
Contingent liabilities	334	463	337

Changes in Shareholders' Equity – Summary

MSEK	31-Mar 2010	31-Mar 2009	31-Mar 2009
Opening balance	1 181	889	889
Change in hedging provision	-9	25	140
Group contribution paid/received, net	-	-	-54
Net income	-4	-15	310
Dividends	-	-	-104
Total shareholders' equity and liabilities	**1 168**	**899**	**1 181**

* As of 1 January 2010, the operational segment was transferred to a separate subsidiary, Höganäs Sweden AB. Subsequently, the parent company's operations consist of group-wide activities only. Comparative figures for the previous year have not been re-stated.